July 30, 2025

Kevin Feeley
Chief Financial Officer
GeneDx Holdings Corp.
333 Ludlow Street
North Tower
6th Floor
Stamford, Connecticut 06902

       Re: GeneDx Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 10-Q for Fiscal Quarter Ended March 31, 2025
           File No. 001-39482
Dear Kevin Feeley:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services